ARJ 3/21/2002

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02022098

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52685

RECEIVED
FEB 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING MAY 30, 2000 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INNOVATION CAPITAL, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 NORTH FEDERAL HWY., SUITE 302
(No. and Street)

BOCA RATON	FLORIDA	33487
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRUCE JORDAN (561) 953-5052
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMAN, ROSSIN & CO.
(Name — *if individual, state last, first, middle name)*

2699 SO. BAYSHORE DRIVE	MIAMI	FL	33133
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, BRUCE JORDAN, swear (or affirm) that, best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the fi INNOVATION CAPITAL, LLC, DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the con nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as t a customer, except as follows:

No exceptions.

Signature

PRESIDENT

Title

Notary Public

COLLEEN SPINELLI
Notary Public - State of Florida
My Commission Expires Aug 2, 2002
Commission # CC763882

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1,
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous au
- ☒ (o) Independent Auditors' Report on Internal Control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included: accordingly it is requested that this report be given confidential treatment.

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Member
Innovation Capital, LLC
Boca Raton, Florida

We have audited the accompanying statement of financial condition of Innovation Capital, LLC as of December 31, 2001, and the related statements of operations, changes in member's equity (deficiency in assets), changes in liability subordinated to claims of general creditors and cash flows for the year then ended and for the period from inception (May 30, 2000) to December 31, 2000, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Innovation Capital, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended and for the period from inception (May 30, 2000) to December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kaufman, Rossin & Co.

Boca Raton, Florida
February 20, 2002

INNOVATION CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS		
CASH AND CASH EQUIVALENTS	$	25,425
LIABILITIES AND DEFICIENCY IN ASSETS		
LIABILITIES		
Accounts payable and accrued liabilities (Note 2)	$	8,955
LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS (NOTE 2)		20,000
DEFICIENCY IN ASSETS (NOTE 3)	(	3,530)
	$	25,425

See accompanying notes.

INNOVATION CAPITAL, LLC
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001 AND FOR THE PERIOD
FROM INCEPTION (MAY 30, 2000) TO DECEMBER 31, 2000

		2001		2000
REVENUES				
Advisory fee income	$	**45,411**	$	7,425
Interest		**110**		-
Total revenues		**45,521**		7,425
EXPENSES				
Accounting and legal		**34,985**		7,978
Consulting		**20,090**		-
Interest expense (Note 2)		**1,190**		-
Office and other		**16,747**		13,495
Salaries and related costs		**95,670**		36,534
Travel		**28,920**		867
Total expenses		**197,602**		58,874
NET LOSS	$	**152,081**	$	51,449

See accompanying notes.

INNOVATION CAPITAL, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY (DEFICIENCY IN ASSETS)
FOR THE PERIOD FROM INCEPTION (MAY 30, 2000) TO DECEMBER 31, 2001

Initial capitalization	$ 50,000
Net loss from inception to December 31, 2000	(51,449)
Balance - December 31, 2000	(1,449)
Member redemption (Note 3)	(20,000)
Equity contributions (Note 3)	170,000
Net loss for the year ended December 31, 2001	(152,081)
Balance - December 31, 2001	($ 3,530)

See accompanying notes.

INNOVATION CAPITAL, LLC
STATEMENT OF CHANGES IN LIABILITY SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE PERIOD FROM INCEPTION (MAY 30, 2000) TO DECEMBER 31, 2001

Balance - December 31, 2000*	$	-
Activity for the year ended December 31, 2001		20,000
Balance - December 31, 2001 (Note 2)	$	20,000

* There was no activity related to liability subordinated to the claims of general creditors for the period from inception (May 30, 2000) to December 31, 2000.

See accompanying notes.

INNOVATION CAPITAL, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001 AND FOR THE PERIOD FROM INCEPTION (MAY 30, 2000) TO DECEMBER 31, 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	**($ 152,081)**	($ 51,449)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Other assets	**2,000**	(2,000)
Accounts payable	**8,955**	-
Total adjustments	**10,955**	(2,000)
Net cash used in operating activities	**(141,126)**	(53,449)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from member loan	**-**	20,000
Member redemption	**(20,000)**	-
Equity contributions	**170,000**	50,000
Net cash provided by financing activities	**150,000**	70,000
NET INCREASE IN CASH AND CASH EQUIVILANTS	**8,874**	16,551
CASH AND CASH EQUIVALENTS - BEGINNING	**16,551**	-
CASH AND CASH EQUIVALENTS - ENDING	**$ 25,425**	$ 16,551
Supplemental Disclosure of Cash Flow Information:		
Interest paid	**$ -**	$ -

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Innovation Capital, LLC (the Company), a wholly owned subsidiary of Cenetec, LLC, is a broker-dealer specializing in investment banking services. The Company's membership in the National Association of Securities Dealers, Inc. (NASD) became effective December 6, 2000. The Company provides a range of advisory services for public and privately-held businesses, at varying stages of development. In addition, the Company assists clients with their financing requirements, including the raising of capital.

Government and Other Regulation

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers its investment in a certificate of deposit to be a cash equivalent. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Income Taxes

From inception (May 30, 2000) to October 16, 2001 when the Company became a single member limited liability company, the Company filed Partnership tax returns as a Florida limited liability company. The loss from the Company is reported by the members on their respective personal income tax returns. Once the Company became a single member limited liability company, it is no longer subject to income taxes as it is a disregarded entity for income tax purposes. Its operations are reflected in the tax return of the Company's sole member.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The liability subordinated to claims of general creditors may be repaid at the stated maturity date only if, after giving effect to such repayment, the Company meets the regulatory net capital requirements governing repayment of such subordinated debt. The loan was made on under agreements pursuant to the rules and regulations of the Securities and Exchange Commission and approved by the NASD.

This loan was made in November 2000 and became effectively subordinated with the NASD on February 26, 2001. It accrues interest at 7% per annum and matures on March 30, 2004. In connection with the change in ownership in October 2001, this loan was assigned to the Company's sole member with the same conditions and terms. For the year ended December 31, 2001, $1,190 of interest expense related to this loan was incurred, and this amount is included in accounts payable and accrued liabilities in the accompanying statement of financial condition at December 31, 2001.

NOTE 3. DEFICIENCY IN ASSETS

From inception (May 30, 2000) to February 2001, the Company had three members. In early February 2001, the Company redeemed a member, and a new member was admitted. In October 2001, there was a change in management and control as the member that was admitted in February 2001 acquired all remaining interests of the Company, and became the Company's sole member. In connection with the change in ownership, there was no revaluation of the assets and liabilities of the Company. For the period from December 31, 2001 to February 20, 2002, the sole member had contributed $17,000 as additional capital, and the Company entered into a management agreement with its sole member (Note 5). The sole member may be required to infuse further capital during 2002 to maintain the Company's minimum regulatory net capital requirement (Note 4).

NOTE 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2001, the Company's "Net Capital" was $16,370, which exceeded requirements by $11,370, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.55 to 1.

NOTE 5. RELATED PARTY

In December 2001, the Company entered into an agreement with its sole member whereby the Company receives essential overhead expense items including rent, utilities, local telephone, internet connection, office supplies and use of furniture and equipment, at no charge. This agreement expires in December 2002 and shall be reviewed annually thereafter.

SUPPLEMENTARY INFORMATION

INNOVATION CAPITAL, LLC
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL
RULE 15C3-1 AND RECONCILIATION TO COMPANY'S CORRESPONDING
UNAUDITED FORM X-17A-5, PART IIA FILING
DECEMBER 31, 2001

CREDITS		
Liability subordinated to claims of general creditors	$	20,000
Deficiency in assets	(	3,530)
Total credits, representing net capital before haircuts on cash equivalents		16,470
HAIRCUTS ON CASH EQUIVALENTS		100
NET CAPITAL		16,370
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $5,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $8,955		5,000
EXCESS NET CAPITAL	$	11,370
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	8,955
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.55 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2001)		
Net capital as reported in Company's Part IIA (unaudited) Focus report	$	21,315
Decrease in non-allowable assets		2,000
Increase in haircuts on cash equivalents	(	100)
Net audit adjustments (principally accrued salaries and related costs)	(	6,845)
Net capital per above	$	16,370

See Independent Auditors' Report

INNOVATION CAPITAL, LLC
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2001

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(i), the Company is exempt from the computation of a reserve requirement and disclosures relating to the possession or control requirements.

See Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
Innovation Capital, LLC
Boca Raton, Florida

In planning and performing our audit of the financial statements and supplementary information of Innovation Capital, LLC (the Company) for the year ended December 31, 2001 and for the period from regulatory approval as a broker-dealer (December 6, 2000) to December 31, 2000, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boca Raton, Florida
February 20, 2002

Kaufman, Rossin & Co.